File No. 812-[     ]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF
SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT AND RULE 22c-1 THERUNDER

VENERABLE INSURANCE AND ANNUITY COMPANY;
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY;
AND
DIRECTED SERVICES LLC

Please direct all communications, notices and orders to:

Thomas Bisset, Esq.
Eversheds Sutherland (US) LLP
700 6th St N.W.
Washington, D.C. 20001

With copies to:

J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

As filed with the Securities and Exchange Commission on November 20, 2023

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

VENERABLE INSURANCE AND
ANNUITY COMPANY;
SEPARATE ACCOUNT EQ OF
VENERABLE INSURANCE AND
ANNUITY COMPANY;

699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942

and

DIRECTED SERVICES LLC;

1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

(File No. 812-_____)

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT AND RULE 22c-1 THEREUNDER

Venerable Insurance and Annuity Company (“VIAC” or the “Company”), Separate Account EQ of Venerable Insurance and Annuity Company (the “Separate Account”), and Directed Services LLC (“DSL”) (collectively, the “Applicants”) hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) to issue an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) to exempt them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of certain bonus credits applied to purchase payments with respect to (1) the variable and fixed individual and group flexible premium deferred annuity contracts, including data pages, riders and endorsements, described herein that the Company intends to issue in exchange for virtually identical contracts previously issued by Equitable Financial Life Insurance Company (“EFLIC”) (the “EFLIC Contracts”) pursuant to an assumption reinsurance agreement between VIAC and EFLIC1 (the “Novated Contracts”), (2) any variable and fixed individual and group flexible premium deferred annuity contracts, including data pages, riders and endorsements, substantially similar to the Novated Contracts that the Company may issue in the future (the “Future Contracts” and, together with the Novated Contracts, the “Contracts”), (3) any other separate accounts of the Company and its successors in interest2 (“Future Accounts”) that support the Contracts, and (4) any Financial Industry Regulatory Authority, Inc. (“FINRA”) member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future may act as principal underwriter for the Contracts (“Future Underwriters”). The Company would recapture the bonus credits under the following circumstances: (1) if the contract owner (or the second contract owner, in the case of joint life Contracts) dies within twelve months of a bonus credit being applied; or (2) if the Contract is annuitized within three years of a bonus credit being applied.

I.	THE APPLICANTS
A. Venerable Insurance and Annuity Company

VIAC is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. VIAC’s name was changed from Voya Insurance and Annuity Company following the sale of the Company by Voya Financial, Inc. on June 1, 2018.  Prior to September 1, 2014, VIAC was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, VIAC was known as Golden American Life Insurance Company. Through mergers on January 1, 2004, VIAC’s operations include the business of

1 In connection with VIAC’s assumption reinsurance of the EFLIC Contracts, the Applicants filed an Application for an Order approving the terms of an offer of exchange pursuant to Section 11 of the 1940 Act (File No. 812-15479) on June 27, 2023 and an Amended and Restated Application on October 13, 2023.
2 Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a merger, a change in control or a change in the type of business organization.

Equitable Life Insurance Company of Iowa (“Equitable Life”) and certain other insurers. VIAC is principally engaged in the business of administering closed blocks of variable annuities and is the depositor of the Separate Account.

VIAC is a direct wholly-owned subsidiary of Venerable Holdings, Inc. and an indirect subsidiary of VA Capital Company LLC (“VA Capital”), which acquired VIAC from Voya Financial, Inc. on June 1, 2018. VA Capital is an insurance holding company organized under Delaware law.

For purposes of the 1940 Act, VIAC is the depositor and sponsor for the Separate Account, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts. VIAC also serves as depositor for several other separate accounts, one or more of which may support obligations under the Future Contracts. VIAC may establish one or more additional Future Accounts for which it will serve as depositor.

B. Separate Account EQ of Venerable Insurance and Annuity Company

Separate Account EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa.  Equitable Life Insurance Company of Iowa Separate Account A became Separate Account EQ of VIAC upon the merger of Equitable Life with and into VIAC on January 1, 2004.  The Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-08524). Registration statements for interests in the Separate Account offered through the Novated Contracts have been filed with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-4.3 The Novated Contracts are currently the only existing

3 File Nos. 333-273496, 333-273497, and 333-273498.

Contracts covered by this Application. Any Future Contracts covered by this Application will be substantially similar in all material respects to the Novated Contracts.4

The assets of the Separate Account support certain variable annuity contracts issued by the Company, and will also support the Novated Contracts when issued. The Company is the legal owner of the assets in the Separate Account, but the assets in the Separate Account are held separately from the other assets of the Company and are not chargeable with liabilities arising out of any other business of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account, in which case such assets may be moved to the Company’s general account and be subject to the Company’s general account liabilities). All obligations arising out of any variable contract benefits funded by the Separate Account are general obligations of the Company. The income, gains and losses, realized or unrealized, from the Separate Account are credited to or charged against the assets of the Separate Account, without regard to the income, gains or losses arising out of any other business the Company may conduct.

The Separate Account is divided into subaccounts, each of which invests exclusively in shares of an underlying registered open-end management investment company or series thereof (a “Fund”). The investment performance of any subaccount is entirely independent of the investment performance of the Company’s general account assets or any other separate accounts maintained by the Company.

C. Directed Services LLC

DSL serves as the principal underwriter of a number of VIAC separate accounts registered as unit investment trusts under the 1940 Act, including the Separate Account, and is the distributor of the variable annuity contracts issued through such separate accounts,

4 Future Contracts covered by this application may be purchased with an initial premium payment of at least the minimum amount required by the Future Contract, rather than exclusively by the exchange of a contract the purchaser already owns.

including the Contracts. DSL or Future Underwriters may act as principal underwriter for Future Accounts of VIAC and as distributor for Future Contracts. DSL is registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), as a broker-dealer and is a member of FINRA. DSL is a direct wholly-owned subsidiary of Venerable Holdings, Inc. and an affiliate of VIAC.

II.	THE CONTRACTS
A. General

The Novated Contracts are variable and fixed individual and group flexible premium deferred annuity contracts (Accumulator 6.0, Accumulator 7.0, and Accumulator 8.1, respectively),5 that VIAC may issue to owners of virtually identical EFLIC Contracts who elect to exchange their EFLIC Contract for a Novated Contract.6 The Novated Contracts are not offered for sale to any other prospective purchasers. The EFLIC Contracts were issued on a “non-qualified” basis or in connection with certain types of retirement plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended.

The Contracts make available a number of subaccounts of the Separate Account to which a contract owner7 may allocate net premium payments and associated bonus credits (described below) and to which a contract owner may transfer contract value. The Contracts also offer a fixed-interest allocation option under which VIAC credits guaranteed rates of interest for specified periods.8 Subject to certain restrictions, a contract owner may make

5 The Novated Contracts are substantially similar to one another except for differences in the optional death benefits and optional living benefit riders available for an additional charge.
6 Each of the EFLIC Contracts consists of four contract classes (Accumulator, Accumulator Plus, Accumulator Elite and Accumulator Select, respectively). However, only the Accumulator Plus class includes the bonus credit provisions. The Novated Contracts covered by this Application will be issued in exchange for the Accumulator Plus EFLIC Contracts only.
7 For purposes of this Application, the term “owner” refers to both owners of individual Contracts and certificate holders under group Contracts.
8 In addition, the Accumulator 8.1 Novated Contracts offer a special money market dollar cost averaging account to which net premium payments and associated bonus credits may be allocated.

transfers of contract value at any time among and between the subaccounts, and among and between the subaccounts and the fixed-interest allocation option.9

The Contracts offer a variety of annuity payment options to a contract owner. A contract owner may annuitize any time following the fifth contract anniversary.10 The Contracts also offer a variety of optional benefit riders, including death benefits and living benefits, described below.11 In the event of a contract owner’s (or annuitant’s, if any owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death benefit in the form of one of the annuity payment options instead of a lump sum. In general, the Contracts offer all of the features typically found in variable annuity contracts today.

B. Deductions and Charges

VIAC may deduct a premium tax charge from premium payments in certain states, but otherwise deducts a charge for premium taxes upon surrender or annuitization of the Contract or upon the payment of a death benefit, depending on the jurisdiction. The Contracts provide for an annual administrative charge of $30 that VIAC deducts on each contract anniversary.12 The daily Base Contract Expenses (as defined in Instruction 13 under Item 4 of Form N-4) for the Novated Contracts are deducted from the assets of the Separate Account at a rate of 1.55%

9 These restrictions include a 25% limit on the total amount of contract value that may be allocated to the fixed-interest allocation option and limits on the maximum amount that may be transferred out of the fixed-interest allocation option in any contract year. Certain optional living benefit riders impose additional investment restrictions.
10 EFLIC Contract owners will receive credit for the time invested in their EFLIC Contract for purposes of determining eligibility to annuitize and for purposes of determining any applicable sales charge under the corresponding Novated Contract.
11 The optional benefits under a Novated Contract must be the same optional benefits the contract owner selected under the corresponding exchanged EFLIC Contract.
12 If the Contract is surrendered or annuitized or if a death benefit is paid on any date other than the contract anniversary, a pro rata portion of the administrative charge for that year is assessed. If the contract value is $50,000 or more, there is no charge. During the first two contract years, this charge, if applicable, is equal to the lesser of $30 or 2% of the contract value. Thereafter, the charge, if applicable, is $30 for each contract year.

annually, consisting of a 0.95% mortality and expense risk charge, a 0.35% administrative charge and a 0.25% distribution charge. The Contracts provide for a charge up to $90 for certain special services, including express mail and duplicate Contract requests.13 Subject to certain conditions, contract owners may take loans from the contract value. 14 The Company charges interest on the loan amount and credits interest on collateral held for the loan in the loan reserve account. The maximum net rate of interest the Company charges on loans is 2.00%. The Contracts have a surrender charge in the form of a contingent deferred sales charge as described more fully below. An annual charge is assessed for each optional death benefit or optional living benefit, if any, as described below.

C. Surrender Charge

The surrender charge is generally equal to a percentage of each premium payment surrendered or withdrawn, as specified in the table below. The surrender charge is calculated and applied separately to each premium payment at any time that the premium payment (or part of the premium payment) is surrendered or withdrawn. The surrender charge applicable to each premium payment diminishes to zero as the payment ages according to the following schedule for the Novated Contracts:15

Surrender Charge as a percentage of each premium payment each Contract Year following receipt of the payment
Contract Year	1	2	3	4	5	6	7	8	9	10+
Accumulator 6.0	8%	8%	7%	7%	6%	5%	4%	3%	0%	0%
Accumulator 7.0	8%	8%	7%	7%	6%	5%	4%	3%	0%	0%
Accumulator 8.1	8%	8%	7%	7%	6%	5%	4%	3%	2%	0%
The surrender charge does not apply when a death benefit is payable under the

13 The duplicate Contract charge is currently waived and VIAC anticipates waiving this charge for the foreseeable future. The express mail service charge is currently $35 and VIAC does not anticipate increasing this charge for the foreseeable future.
14 Loans are only permitted under Rollover 403(b) Contracts, subject to federal income tax limits and the limits of the plan.
15 For purposes of calculating the surrender charge, VIAC treats the contract year in which the premium payment is received as “contract year 1” and the surrender charge is reduced on each contract anniversary following receipt of the payment.

Contracts. Subject to certain conditions, VIAC also waives the surrender charge that would otherwise apply when the contract owner has a qualifying disability, terminal illness, or is confined to a nursing home. In addition, no surrender charge applies to the annual free withdrawal amount, to certain withdrawals under the optional living benefits, or to contract value in excess of the aggregate premium payments (less prior withdrawals of premium payments) (“earnings”). The surrender charge is calculated using the assumption that premium payments are withdrawn on a first-in, first-out basis. The surrender charge also is calculated using the assumption that contract value is withdrawn in the following order: (1) the annual free withdrawal amount for that contract year, (2) premium payments, and (3) earnings. The annual free withdrawal amount is 10% of contract value, determined at the beginning of the contract year, and does not apply upon a full surrender.

D. Death Benefits

If a contract owner dies before the annuity start date, the Contracts provide for a death benefit payable to the beneficiary, computed as of the date VIAC receives written notice and due proof of death. The death benefit payable to the beneficiary depends on the death benefit option selected by the owner: (1) the Standard Death Benefit, (2) the Annual Ratchet to Age 85 Death Benefit, (3) the Greater of Roll-Up to Age 85 or Annual Ratchet to Age 85 Death Benefit, or (4) the Return of Account Value Death Benefit. In addition to the death benefit options, the owner may select the Earnings Enhancement Benefit (“EEB”), which provides an additional benefit to be added to the death benefit payable. The Applicants may offer other death benefit options under Future Contracts.

a. Standard Death Benefit

The Standard Death Benefit generally equals the greater of (i) the total premium payments adjusted for withdrawals, and (ii) the contract value. Under the Novated Contracts, the Standard Death Benefit is the total premium payments adjusted for withdrawals for contract owners age 76 through 80 when their EFLIC Contracts were issued. There is no charge for this death benefit.

b. Annual Ratchet to Age 85 Death Benefit

The Annual Ratchet to Age 85 Death Benefit equals the greater of (i) total premium payments adjusted for withdrawals, and (ii) the highest contract value on any contract anniversary up to the contract anniversary following the contract owner’s 85th birthday (plus any premiums paid since the most recent annual ratchet).16 At any time after a withdrawal, the Annual Ratchet to Age 85 Death Benefit equals the greater of (i) total premium payments adjusted for withdrawals, and (ii) the highest contract value on any contract anniversary after the date of the most recent withdrawal, up to the contract anniversary following the contract owner’s 85th birthday (plus any premiums paid since the most recent annual ratchet after the date of such withdrawal). VIAC will deduct a maximum annual charge of 0.25% of the benefit base (as defined in the rider) for this death benefit.

c.	Greater of Roll-Up to Age 85 or Annual Ratchet to Age 85 Death Benefit
The Greater of Roll-Up to Age 85 or Annual Ratchet to Age 85 Death Benefit equals the greater of (i) the Annual Ratchet to Age 85 Death Benefit, as described above, and (ii) the total premium payments adjusted for withdrawals plus a roll-up amount that accrues daily until the contract owner’s 85th birthday, less a deduction for withdrawals. The applicable roll-up rates range from 3% to 6.5%, and a lower roll-up rate applies to amounts allocated to certain investment options (e.g., the money market subaccount and the fixed-interest allocation option). If the contract owner also elected the guaranteed minimum income benefit (described below), the owner may elect to reset both roll-up benefit bases to equal the contract value on

16 An annual ratchet occurs when the contract value on the contract anniversary exceeds the current benefit base and the benefit base is increased to equal the contract value.

any contract anniversary until the contract anniversary following the contract owner’s 75th birthday. VIAC will deduct a maximum annual charge ranging from 0.65% to 0.95% of the benefit base (as defined in the rider) for this death benefit, depending on the Contract and the roll-up rate selected.

d. Return of Account Value Death Benefit

The Return of Account Value Death Benefit equals the contract value. The Return of Account Value Death Benefit only applies if the contract owner (i) previously received and accepted an offer from EFLIC to terminate a guaranteed benefit under the EFLIC Contract or (ii) receives and accepts an offer from VIAC to terminate a guaranteed benefit under the Contracts. Upon acceptance of such an offer, the Standard Death Benefit and any optional death benefits terminated and were replaced by the Return of Account Value Death Benefit. There is no charge for this death benefit.

e. Earning Enhancement Benefit

The EEB provides a benefit that is equal to a percentage of the greater of (i) the contract value less total premium payments, adjusted for withdrawals; and (ii) the applicable death benefit less total premium payments, adjusted for withdrawals. Any bonus credits applied within twelve months of the death of the contract owner will not be included in the contract value for purposes of calculating the benefit. The value of the EEB will no longer increase after the contract anniversary following the contract owner’s 80th birthday, but will continue to be reduced for withdrawals. Upon the contract owner’s death, the EEB amount is payable to the beneficiary as part of the death benefit. VIAC will deduct a maximum annual charge of 0.35% of the contract value for this death benefit.

E. Living Benefits
While the contract owner is still living, the Contracts provide for optional living benefits, including guaranteed minimum income benefits and guaranteed withdrawal benefits for life, subject to availability in a given state and/or broker-dealer approval. The Applicants may offer other living benefit options under Future Contracts.

a. Guaranteed Minimum Income Benefit (“GMIB”)

The GMIB guarantees that a minimum amount of annuity income will be available to the contract owner under a life annuity fixed payment option regardless of fluctuating market conditions, if the owner exercises the GMIB within 30 days following any contract anniversary on which he or she is eligible to do so.17 The guaranteed minimum amount of annuity income will depend on: the amount of premiums paid and credits received during the specified number of contract years after the owner purchased the GMIB, how the contract owner allocates the contract value among the investment options, any withdrawals and transfers the owner makes while the GMIB is in effect, whether the contract owner chooses to reset the GMIB benefit base,18 and annuity purchase factors (e.g., interest rates, mortality tables, frequency of payments, the form of annuity payments, the owner’s age and sex). Under the Accumulator 7.0 Novated Contracts, subaccount investment restrictions apply if the contract owner elected the GMIB without the Greater of Roll-Up to Age 85 or Annual Ratchet to Age 85 death benefit. VIAC will deduct a maximum annual charge ranging from 0.65% to 1.10% (currently 0.65% to 0.80%)19 of the benefit base (as defined in the rider) for this living benefit, depending on the Contract.

17 The earliest date the GMIB may be exercised varies based on the contract owner’s age when the GMIB Rider was issued, and the latest date the GMIB may be exercised is the 30th day after the contract anniversary following the contract owner’s 85th birthday. After a GMIB benefit base reset, the GMIB may not be exercised until the 10th contract anniversary following the reset (provided it is no earlier or later than the earliest and latest exercise dates, respectively). Contract owners receive an eligibility notice on each eligible contract anniversary.
18 The contract owner may elect to reset the GMIB benefit base to equal the contract value on any contract anniversary until the contract anniversary following the contract owner’s 75th birthday. If the contract owner owns the Greater of Roll-up to Age 85 or the Annual Ratchet to Age 85 death benefit, the roll-up benefit base for the death benefit is reset simultaneously with the GMIB benefit base.
19 If a contract owner chooses to reset his or her benefit base on any contract anniversary, the charge is increased to the maximum charge.

b. Guaranteed Withdrawal Benefit for Life (“GWBL”)

The GWBL guarantees a minimum amount may be withdrawn annually from the Contract for the lifetime of the annuitant (and a second designated life as well, if elected) regardless of market performance and even if these withdrawals reduce the contract value to zero. The GWBL is only offered under the Accumulator 8.1 Novated Contracts, and is only available by converting the GMIB to the GWBL following the contract owner’s 85th birthday. If the contract owner does not exercise or terminate the GMIB before the 30th day after the contract anniversary following the owner’s 85th birthday, the GMIB will automatically convert to the GWBL. The guaranteed annual withdrawal amount is determined on each contract anniversary and will depend on: the GMIB benefit base when the GMIB was converted to the GWBL, how the contract owner allocates the contract value among the investment options, any excess withdrawals the owner makes while the GWBL is in effect, whether the single life or joint life GWBL is elected, whether the GWBL benefit base is increased by an annual ratchet, and the age of the younger covered life (under the joint life GWBL). The GWBL imposes subaccount investment restrictions. VIAC will deduct a maximum annual charge of 1.05% (currently, 0.80%)20 of the benefit base (as defined in the rider) for this living benefit.

F. Bonus Credit

The Contracts include a bonus credit provision, pursuant to which VIAC will credit the contract value with a bonus credit amount that is a percentage of each premium payment made. VIAC will allocate the bonus credit for the applicable premium payment among the subaccounts and fixed-interest allocations the contract owner selects in proportion to the premium payment allocated to each investment option. The bonus credit under the Novated Contracts varies based on the sum of all premiums paid during the first contract year under the

20 The GWBL benefit charge will equal the GMIB charge at the time of conversion up to the maximum charge. If the GWBL benefit base ratchets on a contract anniversary, the charge is increased to the maximum charge.

EFLIC Contract the contract owner exchanged for the Novated Contract, as follows:

Novated Contract	Total Premium Payments in Contract Year 1 under the EFLIC Contract	Bonus Credit
Accumulator 6.0	Less than $500,000	4%
	$500,000 - $999,999.99	4.5%
	$1 million or more	5%
Accumulator 7.0	Less than $500,000	4%
	$500,000 - $999,999.99	4.5%
	$1 million or more	5%
Accumulator 8.1	Less than $350,000	4%
	$350,000 or more	5%

Bonus credits are treated as earnings for federal tax purposes. Bonus credits are also treated as earnings, not premium payments, for purposes of calculating any optional benefit values under the Contracts. If a benefit value is based on the amount of purchase payments, the bonus credits would not increase those benefit values. However, if a benefit value is based on the contract value, the current value of the bonus credits will be reflected in the contract value.

VIAC intends to recapture or retain the bonus credits under the following circumstances:

(1) VIAC will recapture all of the bonus credits applied to the Contract within twelve months prior to the date the contract owner (or the second contract owner, in the case of joint life Contracts) dies. Any bonus credit applied more than twelve months prior to the date of death is paid out as a death benefit and would not be recaptured; or

(2) VIAC will recapture all of the bonus credits applied to the Contract within three years prior to the annuitization date of the Contract. Any bonus credits applied to the Contract more than three years prior to the date of annuitization would not be recaptured.21

Only the dollar amount of the bonus credits is subject to recapture. Investment gains attributable to the bonus credits, if any, will not be recaptured.

Because of the recapture provisions discussed above, the value of a bonus credit only

21 Partial annuitization is treated as a withdrawal applied to an annuity payment option and is not subject to bonus recapture under the Contracts.

vests or belongs irrevocably to the contract owner after the recapture period for the bonus credit expires. All bonus credits vest in full for the contract owner within three years after VIAC applies them to a contract owner’s contract value. Under the bonus credit provisions, VIAC applies the bonus credit to a contract owner’s contract value either by “purchasing” accumulation units of an appropriate subaccount or adding to the contract owner’s fixed interest allocation option values. Bonus credits are allocated according to the contract owner’s premium allocation instructions.

With regard to variable contract value, several consequences flow from the foregoing. First, increases in the value of accumulation units representing bonus credits accrue to the contract owner immediately, but the initial value of such units only belongs to the contract owner when, or to the extent that, each vests. Second, decreases in the value of accumulation units representing bonus credits do not diminish the dollar amount of contract value subject to recapture. Therefore, additional accumulation units must become subject to recapture as their value decreases. Stated differently, the proportionate share of any contract owner’s variable contract value (or the owner’s interest in the Separate Account) that VIAC can “recapture” increases as variable contract value (or the owner’s interest in the Separate Account) decreases. This dilutes somewhat the contract owner’s interest in the Separate Account vis-à-vis VIAC and other owners, and in his or her variable contract value vis-à-vis VIAC. Lastly, because it is not administratively feasible to track the unvested value of bonus credits in the Separate Account, the Company deducts the daily Base Contract Expenses from the entire net asset value of the Separate Account. As a result, the daily Base Contract Expenses paid by any contract owner is greater than that which he or she would pay without the bonus credit.

III.	REQUEST FOR AN ORDER OF EXEMPTION
The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act to exempt the Applicants with respect to (1) the Contracts, (2) Future

Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of all or a portion of the bonus credits where the bonus credits were applied and (1) the contract owner (or the second contract owner, in the case of joint life Contracts) dies within 12 months of the bonus credit being applied, or (2) the Contract is annuitized within three years of the bonus credit being applied.

Applicants previously have received several orders for exemptive relief (the “Prior Orders”) to permit the recapture of certain bonus credits on different variable annuity contracts in similar circumstances to those described above.22 However, the Prior Orders did not allow for the Company to recapture bonus credits applied within three years prior to annuitization.

The Prior Orders encompassed relief for future contracts substantially similar in all material respects to the contracts described therein (the “Prior Contracts”). Applicants assert that the Contracts described in this Application differ from the Prior Contracts in the following respects:

(1)
the Novated Contracts will only be issued to owners of virtually identical EFLIC Contracts who elect to exchange their EFLIC Contract for a Novated Contract and are not offered to any other prospective purchaser;

(2)	the mortality and expense risk charge under the Contracts (0.95%) is lower than the mortality and expense risk charge under the Prior Contracts (ranging from

22 ING USA Annuity & Life Ins. Co., et al., Inv. Co. Act Rel. Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (Apr. 3, 2009) (order), File No. 812-13600 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 12 months of a surrender or withdrawal for which the surrender charge is waived under an extended medical care or terminal illness waiver); Golden American Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 25247 (Oct. 30, 2001) (notice) and 25300 (Nov. 27, 2001) (order), File No. 812-12584 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 3 years of a surrender or withdrawal); and Golden American Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 24915 (Mar. 26, 2001) (notice) and 24941 (Apr. 17, 2001) (order), File No. 812-12364 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 12 months of a surrender or withdrawal for which the surrender charge is waived under an extended medical care or terminal illness waiver).

1.30% to 3.20%). Under the Prior Contracts, the mortality and expense risk charge (which is based on the average annual daily net assets of the separate account) varies based on the death benefit option the contract owner selected. Under the Contracts, the mortality and expense risk charge does not vary. Instead, a separate charge is assessed for any optional death benefit the contract owner selected, and such charge is based on the benefit base of the applicable death benefit;

(3)
the surrender charge under the Contracts is equal to or lower than the surrender charge under the Prior Contracts in contract years 1 through 3 and is equal to or higher than the surrender charge under the Prior Contracts from contract year 7 onwards. In addition, the surrender charge period under the Accumulator 8.1 Novated Contracts is one year longer than the surrender charge period under the Prior Contracts;

(4)
the bonus credit under the Contracts ranges from 4% to 5% and is based on the total premium payments made in contract year 1, while the bonus credit under the Prior Contracts ranges from 4% to 7% and is based on either the aggregate premium payments or the age of the contract owner at issue, depending on the Prior Contract.

Because the Applicants believe the Commission may view these differences as material, and because there are additional circumstances under which the Company would recapture the bonus credits that is not encompassed by the Prior Orders, the Applicants are seeking an additional order as set forth in this Application.

Applicants note that EFLIC previously received a series of orders for exemptive relief

(the “EFLIC Orders”) to permit recapture of bonus credits under the EFLIC Contracts.23  The EFLIC Orders allow EFLIC to recapture the bonus credits under the EFLIC Contracts in the same circumstances that VIAC would recapture the bonus credits under the Novated Contracts.  The relief sought by the Applicants is identical to the relief the Commission granted EFLIC under the EFLIC Orders. Applicants note that the relief EFLIC previously received is broader than the relief requested in this Application. Applicants have not requested the additional relief granted to EFLIC under the EFLIC Orders to the extent it would not be applicable under the Novated Contracts.

IV.	APPLICABLE LAW
A. Section 27(i)(2)(A)
Subsection (i) of Section 27 provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of subsection (i). Paragraph (2) provides that it shall be unlawful for a registered separate account or sponsoring insurance company to sell a variable annuity contract supported by the separate account unless the “ . . . contract is a redeemable security; and . . . [t]he insurance company

23 See AXA Equitable Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 27421 (July 20, 2006) (notice) and 27447 (Aug. 18, 2006) (order), File No. 812-13243 (permitting recapture of bonus credits up to 6% upon free look, within 3 years of annuitization, when net first year contributions are lower than total first year contributions, upon failure to fulfill the conditions of a letter of intent as to total first year contributions, upon annuitization under a life contingent annuity payment option before the fifth contract anniversary, or within 12 months of a death benefit payment); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. Nos. 26170 (Aug. 26, 2003) (notice) and 26192 (Sept. 26, 2003) (order), File No. 812-13010 (permitting recapture of bonus credits up to 6% upon free look, within 3 years of annuitization, when net first year contributions are lower than total first year contributions, upon failure to fulfill the conditions of a letter of intent as to total first year contributions, or upon annuitization under a life contingent annuity payment option before the fifth contract anniversary); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. Nos. 24963 (Apr. 26, 2001) (notice) and 24980 (May 21, 2001) (order), File No. 812-12392 (permitting recapture of bonus credits up to 6% upon free look, within 3 years of annuitization, when net first year contributions are lower than total first year contributions, or upon failure to fulfill the conditions of a letter of intent as to total first year contributions); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. Nos. 23889 (July 2, 1999) (notice) and 23924 (July 28, 1999) (order), File No. 812-11662 (permitting recapture of bonus credits up to 5% upon free look or within 3 years of annuitization); and The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. Nos. 23774 (Apr. 7, 1999) (notice) and 23822 (May 3, 1999) (order), File No. 812-11388 (permitting recapture of bonus credits up to 3% upon free look or within 3 years of annuitization).

complies with Section 26(f)…”

B. Section 2(a)(32)

Section 2(a)(32) defines a “redeemable security” as any security, other than short-term, paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

C. Rule 22c-1

Rule 22c-l imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated. Specifically, Rule 22c-l, in pertinent part, prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption, or of an order to purchase or sell such security.

D. Section 6(c)

Section 6 (c) of the 1940 Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the 1940 Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	LEGAL ANALYSIS

Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Because the provisions described above may be inconsistent with a recapture of a bonus credit, Applicants request exemptions for the Novated Contracts described herein, and for Future Contracts that are substantially similar in all material respects to the Novated Contracts described herein, from Sections 27(i)(2)(a) and 2(a)(32) of the 1940 Act, and Rule 22c-1 thereunder, pursuant to Section 6(c), to the extent necessary to permit the recapture of the bonus credit applied to a premium payment in the instances described above. Applicants seek exemptions therefrom out of an abundance of caution in order to avoid any question concerning the Contracts’ compliance with the 1940 Act and rules thereunder.

A. Redeemability of an Owner’s Interest in the Separate Account

To the extent that the recapture of the bonus credits arguably could be seen as a discount from the net asset value, or arguably could be viewed as resulting in the payment to a contract owner of less than the proportional share of the issuer’s net assets, in violation of Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act, the bonus credit recapture would trigger the need for relief absent some exemption from the 1940 Act. Rule 6c-8 provides, in relevant part, that a registered separate account, and any depositor of such account, shall be exempt from Section  27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder to the extent necessary to permit them to impose a deferred sales load on any variable annuity contract participating in such account. However, the bonus credit recapture is not a sales load. Rather, it is a recapture of a bonus credit previously applied to a contract owner’s premium payments. The Company will provide the bonus credit from its general account on a guaranteed basis. The Contracts are designed to be long-term investment vehicles. In undertaking this financial obligation, the Company contemplates that a contract owner will retain a Contract over an extended period, consistent with the long-term nature of the Contracts. The Company intends to recover its costs (including the bonus credits) over an anticipated duration while a Contract is in force. If a death benefit is owed shortly after bonus credits are applied, or if the Contract is annuitized before this anticipated period, the Company must recapture the bonus credits subject to recapture in order to avoid a loss.

Applicants submit that the proposed bonus credit provisions would not violate Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act. The Company would grant bonus credits out of its general account assets and the amount of the bonus credits (although not the earnings on such amounts) would remain the Company’s until such amounts vest with the contract owner. Until the appropriate recapture period expires, the Company retains the right to and interest in each contract owner’s contract value representing the dollar amount of any unvested bonus credits. Therefore, if VIAC recaptures any bonus credit or part of a bonus credit in the circumstances described in this Application, it would merely be retrieving its own assets. To the extent VIAC may grant and recapture bonus credits in connection with variable contract value, it would not, at either time, deprive any contract owner of his or her then proportionate share of the Separate Account’s assets because his or her interest in the bonus credits has not vested.

Applicants further submit that the dynamics of the proposed bonus credit provisions would not violate Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act because the recapture of bonus credits would not, at any time, deprive a contract owner of his or her proportionate share of the current net assets of the Separate Account. Section 2(a)(32) defines a redeemable security as one “under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net asset value.” Taken together, these two sections of the 1940 Act do not require that the holder receive the exact proportionate share that his or her security represented at a prior time. Therefore, the fact that the proposed bonus credit provisions have a dynamic element that may cause the relative ownership positions of the Company and a contract owner to shift due to Separate Account performance and the vesting schedule of such bonus credits would not cause the provisions to conflict with Sections 2(a)(32) or 27(i)(2)(A). Nonetheless, in order to avoid any uncertainty as to full compliance with the 1940 Act, Applicants seek exemptions from these two sections.

B. Dilution of an Owner’s Interest in the Separate Account

The Company’s granting of bonus credits would have the result of increasing a contract owner’s contract value in a way that arguably could be viewed as the purchase of an interest in the Separate Account at a price below the current net asset value. Similarly, the Company’s recapture of any bonus credit arguably could be viewed as the redemption of such an interest at a price above the current net asset value. If such is the case, then the bonus credit provisions arguably could be viewed as conflicting with Rule 22c-l. Applicants contend that these are not correct interpretations or applications of these statutory and regulatory provisions. Applicants also contend that the bonus credits do not violate Rule 22c-l.

Rule 22c-1 was intended to eliminate or reduce, as far as was reasonably practicable, (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption at a price above net asset value, or (2) other unfair results, including speculative trading practices.24 Applicants submit that the evils prompting the adoption of Rule 22c-l were primarily the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing permitted certain investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding shares.

The bonus credit provisions do not give rise to either of the two evils that Rule 22c-1 was designed to address. First, the bonus credit provisions pose no such threat of dilution. A contract owner’s interest in his or her contract value or in the Separate Account would always be offered at a price based on the net asset value next calculated after receipt of the order. The granting of a bonus credit does not reflect a reduction of that price. Instead, VIAC will purchase

24 Investment Company Act of 1940 Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

with its general account assets, on behalf of the contract owner, an interest in the Separate Account equal to the bonus credit. Because the bonus credit will be paid out of the general account assets, not the Separate Account assets, no dilution will occur as a result of the bonus credit. Recaptures of bonus credits result in a redemption of the Company’s interest in a contract owner’s contract value or in the Separate Account at a price determined based on the Separate Account’s current net asset value and not at an inflated price. Moreover, the amount recaptured will always equal the amount that the Company paid from its general account for the bonus credits. Similarly, although a contract owner is entitled to retain any investment gains attributable to the bonus credits, the amount of such gains would always be computed at a price determined based on net asset value.

Second, Applicants submit that speculative trading practices calculated to take advantage of backward pricing will not occur as a result of VIAC’s recapture of the bonus credit. Variable annuities are designed for long-term investment, and by their nature, do not lend themselves to the kind of speculative short-term trading that Rule 22c-1 was designed to prevent. More to the point, the bonus credit recapture simply does not create the opportunity for speculative trading.

Rule 22c-1 should have no application to the bonus credit available, as neither of the harms that Rule 22c-l was intended to address arise in connection with the bonus credit. Nonetheless, in order to avoid any uncertainty as to full compliance with the 1940 Act, Applicants request an exemption from the provisions of Rule 22c-1.

C. Equitable Grounds for Exemptions

The Applicants submit that the Commission should grant the exemptions requested in this Application even if the bonus credit provisions arguably conflict with Sections 2(a)(32) or

27(i)(2)(A) of the 1940 Act or Rule 22c-1 thereunder.25 The bonus credit provisions are generally beneficial to a contract owner. Contract owners invest not only their premium payments but also any bonus credits and receive any positive investment experience from these bonus amounts. The recapture provisions of the Contracts temper this benefit somewhat, but unless the contract owner dies during the 12-month period after a bonus credit is applied, the owner retains the ability to avoid the bonus credit recapture in the circumstances described herein. While there would be a small downside in a declining market in that the contract owner would bear any losses attributable to the bonus credit, it is the converse of the benefits a contract owner would receive on the bonus credit in a rising market because earnings on the bonus credit amount vest with the contract owner immediately. As any earnings on bonus credits applied would not be subject to recapture and thus would be immediately available to a contract owner over time this would increase the contract owner’s share of contract value in the Separate Account more than it would have increased without the bonus credits. Likewise, any losses on the bonus credits would also not be subject to recapture and over time would decrease the contract owner’s share of contract value in the Separate Account by more than it would have decreased had the bonus credits never been applied. The bonus credit recapture does not diminish the overall value of the bonus credits.

The bonus credit recapture provisions also prevent anti-selection—the risk that a contract owner would make significant premium payments into the Contract solely to receive a quick profit from the bonus credits. Because no surrender charge applies upon payment of a death benefit or upon annuitization (except when applied to a non-life contingent annuity payment option),26 a death or annuitization shortly after the award of bonus credits would

25 Applicants do not agree or concede that the bonus credit recapture would violate any provision of the 1940 Act or the rules thereunder.
26 VIAC does not currently offer a non-life contingent annuity payment option.

afford a contract owner or a beneficiary a quick profit in the amount of the bonus credit at VIAC’s expense. In the event of such profits to a contract owner or beneficiary, VIAC could not recover the cost of granting the bonus credits. This is because VIAC intends to recoup the costs of providing the bonus credits through the charges under the Contract, particularly the daily Base Contract Expenses. If the profits described above are permitted, a contract owner could take advantage of them, increasing the amount, and cost, of bonus credits that VIAC must provide and reducing the time period over which VIAC can recoup them through the daily charge deductions. Therefore, the recapture provisions are a price of offering the bonus credits, which is only imposed in the limited circumstances described herein.

D. Precedent

The Commission has previously granted similar exemptive relief to permit issuance of variable annuity contracts providing for the recapture of bonus credit amounts.27 Applicants

27 See e.g., Minnesota Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 30821 (Dec. 6, 2013) (notice) and 30850 (Dec. 30, 2013) (order), File No. 812-14158 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 12 months of annuitization); Transamerica Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 30776 (Nov. 6, 2013) (notice) and 30816 (Dec. 3, 2013) (order), File No. 812-14133 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, within 12 months of annuitization, and within 12 months of a withdrawal or surrender for which the surrender charge is waived under a nursing care and terminal condition withdrawal option or unemployment waiver); American General Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 30681 (Aug. 29, 2013) (notice) and 30699 (Sept. 24, 2013) (order), File No. 812-13973 (permitting recapture of bonus credits upon free look and within 12 months of a death benefit payment); Jackson National Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 29621 (Mar. 31, 2011) (notice) and 29658 (Apr. 25, 2011) (order), File No. 812-13841 (permitting recapture of all or a declining portion of bonus credits according to a 7 year schedule upon free look, annuitization, surrender or withdrawal in excess of the free withdrawal amount); Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 29337 (July 2, 2010) (notice) and 29369 (July 27, 2010) (order), File No. 812-13756 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 12 months of a withdrawal or surrender for which the surrender charge is waived under a long-term care and terminal illness waiver); Pruco Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 29302 (June 18, 2010) (notice) and 29342 (July 15, 2010) (order), File No. 812-13713 (permitting recapture of bonus credits upon free look, within 12 months of a death benefit payment, and within 12 months of a surrender for which the surrender charge is waived for medical reasons); Annuity Investors Life, et al., Inv. Co. Act Rel. Nos. 28909 (Sept. 22, 2009) (notice) and 28948 (Oct. 20, 2009) (order), File No. 812-13612 (permitting recapture of bonus credits upon free look and within 12 months of a death benefit payment); Prudential Annuities Life Annuities Life Assurance Corporation, et al., Inv. Co. Act Rel. Nos. 28354 (Aug. 8, 2008) (notice) and 28373 (Sept. 3, 2008) (order), File No. 812-13532. (permitting recapture of bonus credits upon free look, within 12 months of payment of a death benefit, and within 12 months of a surrender for which the surrender charge is waived for medical reasons); and Cuna Mutual Insurance Society, et al., Inv. Co. Act Rel. Nos. 28181 (Mar. 4, 2008) (notice) and 28232 (Apr. 1, 2008) (order), File No. 812-13423 (permitting recapture of bonus credits upon free look or within 12 months of payment of a death benefit).

note that the bonus credit recapture provisions under the Contracts are consistent with provisions permitting recapture of bonus credits within 12 months of the death of a contract owner or within a specified period of time of annuitization that the Commission previously granted exemptive relief for. Moreover, Applicants note that the recapture of the bonus credits under the Novated Contracts will be administered in a manner that is identical to the recapture of bonus credits under the EFLIC Contracts, for which the Commission granted exemptive relief from 1999 to 2006 through the EFLIC Orders.28

E. Class Relief

Applicants state that the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptions from various provisions of the 1940 Act and rules thereunder is broad enough to permit orders of exemption that cover classes of unidentified persons. Applicants request an order of the Commission that would exempt them, the Company’s successors in interest, Future Accounts and Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-l thereunder with respect to the Contracts. The exemption of these classes of persons is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act because all of the potential members of the class could obtain the foregoing exemptions for themselves on the same basis as the Applicants, but only at a cost to each of them that is not justified by any public policy purpose. As discussed below, the requested exemptions would only extend to persons that in all material respects are the same as the Applicants. The Commission has previously granted exemptions to classes of similarly situated persons in various contexts and in a wide variety of circumstances,29 including class exemptions for recapturing bonus credits

28 Supra note 23.
29 See e.g., AXA Equitable Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 33126 (June 19, 2018) (notice) and 33161 (July 17, 2018) (order), File No. 812-14734 (approving terms of exchange offer under Section 11 for insurer and any current or future affiliated insurer, any current and future separate accounts, and any current or future broker-dealer serving as principal underwriter of certain variable annuity contracts); Prudential Retirement Insurance and Annuity Company, et al., Inv. Co. Act Rel. Nos. 28263 (May 7, 2008) (notice) and 28297 (June 6, 2008) (order), File No. 812-13455 (approving terms of exchange offer under Section 11 for insurer and any current or future affiliated insurer, any current and future separate accounts, and any current or future broker-dealer serving as principal underwriter of certain variable annuity contracts); PFL Endeavor Target Account, et al., Inv. Co. Act Rel. Nos. 23241 (June 5,1998) (notice) and 23298 (July 1, 1998) (order), File No. 812-10948 (exemption from Section 12(d)(3) to permit insurer and other applicants and future separate accounts of insurer or its affiliated insurers to invest more than 5% of the net assets of a subaccount of such separate accounts in securities of issuers that derived more than 15% of their gross revenues from securities related activities); CUNA Mutual Life Insurance Company, et al., Inv. Co. Act Rel. Nos. 22763 (July 24, 1997) (notice) and 22793 (Aug. 7, 1997) (order), File No. 812-10398 (enhanced mixed funding and shared funding relief for applicant insurance company and separate account as well as future affiliated and (a defined class of unknown future) unaffiliated insurance companies and their separate accounts); and Goldman, Sachs & Co., et al., Inv. Co. Act Rel. Nos. 22995 (Jan. 8, 1998) (notice) and 23018 (Feb. 2, 1998) (order), File No. 812-10794 (mixed funding, enhanced mixed funding and shared funding relief for a defined class of unknown future insurance companies and their separate accounts and a defined class of unknown future pension plans).

under variable annuity contracts.30 Applicants represent that any Future Contracts will be substantially similar in all material respects to the Novated Contracts, but particularly with respect to the bonus credits and recapture of bonus credits, and that each factual statement and representation about the bonus credit provisions will be equally true of any Future Contracts. Applicants also represent that each material representation made by them about the Separate Account and DSL will be equally true of Future Accounts and Future Underwriters, to the extent that such representations relate to the issues discussed in this Application. In particular, each Future Underwriter will be registered as a broker-dealer under the 1934 Act and be a FINRA member.

VI.	CONCLUSION
For the reasons noted above, Applicants submit that the bonus credit provisions involve none of the abuses to which the subject provisions of the 1940 Act and rules thereunder are directed. The contract owner will always retain the investment experience attributable to the bonus credit and will retain the principal amount in all cases except under the circumstances described herein. Further, VIAC should be able to recapture such bonus credits to limit potential losses associated with such bonus credits.

30 Supra note 27.

Applicants submit that the exemptions requested are necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and consistent with and supported by Commission precedent. Applicants also submit, based on the analysis above, that the provisions for recapture of any bonus credit under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder.

The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act to exempt the Applicants with respect to (1) the Contracts, (2) Future Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of the bonus credits (previously applied to premium payments under the Contracts) where the bonus credits were applied and (1) the contract owner (or the second contract owner, in the case of joint life Contracts) dies within twelve months of the bonus credit being applied; or (2) the Contract is annuitized within three years of the bonus credit being applied.

VII.	PROCEDURAL MATTERS
A. Communications
Please address all communications, questions or comments concerning this Application and the Notice and Order to:
Thomas E. Bisset, Esq.
Eversheds Sutherland (US) LLP
700 6th St N.W.
Washington, D.C. 20001
Please provide a copy of any communications, Notice and Order, to:
J. Neil McMurdie
Vice President and Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380

B. Authorizations

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application, and each person signing the Application on behalf of each Applicant is fully authorized to do so. Copies of the authorizations required by Rule 0-2(c) under the 1940 Act and the verifications required by Rule 0-2(d) are attached hereto.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Venerable Insurance and Annuity Company has caused this Application to be duly signed on its behalf and on behalf of Separate Account EQ in the City of Des Moines, in the State of Iowa, this _24th _ day of October, 2023.

SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY

VENERABLE INSURANCE AND ANNUITY COMPANY

By: /s/ Timothy W. Brown
Timothy W. Brown
President, Chief Executive Officer, Chief Legal Officer, and Secretary

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Directed Services LLC has caused this Application to be duly signed on its behalf in the City of Des Moines, in the State of Iowa, this _24th_ day of October, 2023.

DIRECTED SERVICES LLC

By: /s/ J. Neil McMurdie
J. Neil McMurdie
Vice President, General Counsel, and Secretary

THE CITY OF DES MOINES
STATE OF IOWA
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated October 27, 2023, for and on behalf of Separate Account EQ of Venerable Insurance and Annuity Company and; that he is President, Chief Executive Officer, Chief Legal Officer, and Secretary of Venerable Insurance and Annuity Company; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:/s/ Timothy W. Brown
Timothy W. Brown
President, Chief Executive Officer, Chief Legal Officer, and Secretary

Sworn to and Subscribed before me, a Notary Public, this _24_ day of October, 2023.
/s/ Mary Ohnemus
Notary Public

My Commission Expires: 10-27-2025
Commission Number 843399
(Notary Stamp)
(Notary Seal)

CITY OF DES MOINES
STATE OF IOWA
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated October 27, 2023. for and on behalf of Directed Services LLC; that he is the Vice President, General Counsel, and Secretary of Directed Services LLC; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:/s/ J. Neil McMurdie
J. Neil McMurdie
Vice President, General Counsel, and Secretary

Sworn to and Subscribed before me, a Notary Public, this _24_ day of October, 2023.
/s/ Mary Ohnemus
Notary Public

My Commission Expires: 10-27-2025
Commission Number 843399
(Notary Stamp)
(Notary Seal)

Appendix 1

EQUITABLE LIFE INSURANCE COMPANY OF IOWA

RESOLUTION

WHEREAS, Equitable Life Insurance Company of Iowa, (the "Company") is desirous of developing and marketing certain types of variable and fixed annuity contracts and variable life insurance contracts (the "Contracts") which may be required to be registered with the Securities and Exchange Commission pursuant to the various securities laws; and

WHEREAS, it will be necessary to take certain actions including, but not limited to, establishing separate accounts for segregation of assets and seeking approval of regulatory authorities;

NOW THEREFORE, BE IT RESOLVED, that the Company is hereby authorized to develop the necessary program in order to effectuate the issuance and sale of the Contracts; and further

RESOLVED, that the Company is hereby authorized to establish and to designate one or more separate accounts of the Company in accordance with the provisions of state insurance law. The purpose of any such separate account shall be to provide an investment medium for the Contracts issued by the Company as may be designated as participating therein. Any such separate account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the Contracts participating therein; (ii) such assets of the Company as shall be deemed appropriate to be invested in the same manner as the assets applicable to the Company's reserve liability under the Contracts participating in such separate accounts or as may be necessary for the establishment of such separate accounts; and (iii) the dividends, interest and gains produced by the foregoing; and further

RESOLVED, that the President and Chief Executive Officer, Executive Vice President, Senior Vice President, Secretary and Treasurer of the Company, or any one of the foregoing individually, as appropriate, (the "Officers"), are hereby authorized:
(i)
to register the Contracts participating in any such separate accounts under the provisions of the Securities Act of 1933, as amended, to the extent that it shall be determined that such registration is necessary;

(ii)
to register any such separate accounts with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, as amended, to the extent that it shall be determined that such registration is necessary;

(iii)
to prepare, execute and file such amendments to any registration statements filed under the aforementioned Acts (including post-effective amendments), supplements and exhibits thereto as they may be deemed necessary or desirable;

(iv)
to apply for exemption from those provisions of the aforementioned Acts as shall be deemed necessary and to take any and all other actions which shall be deemed necessary, desirable, or appropriate in connection with such Acts;

(v)
to file the Contracts participating in any such separate accounts with the appropriate state insurance departments and to prepare and execute all necessary documents to obtain approval of the insurance departments;

(vi)
to prepare or have prepared and execute all necessary documents to obtain approval of, or clearance with, or other appropriate actions required, of any other regulatory authority that may be necessary; and further

RESOLVED, that for the purposes of facilitating the execution and filing of any registration statement and of remedying any deficiencies therein by appropriate amendments (including post-effective amendments) or supplements thereto, the Officers, and each of them individually, are hereby designated as attorneys and agents of the Company; and the appropriate officers of the Company be, and they hereby are, authorized and directed to grant the power of attorney of the Company to the Officers as necessary by executing and delivering to such individuals, on behalf of the Company, a power of attorney; and further

1

RESOLVED, that in connection with the offering and sale of the Contracts in the various States of the United States, as and to the extent necessary, the officers of the Company be, and they hereby are, authorized to take any and all such action, including but not limited to the preparation, execution and filing with proper State authorities, on behalf of and in the name of the Company, of such applications, notices, certificates, affidavits, powers of attorney, consents to service of process, issuer's covenants, certified copies of minutes of shareholders' and directors' meetings, bonds, escrow and impounding agreements and other writings and instruments, as may be required in order to render permissible the offering and sale of the Contracts in such jurisdictions; and further

RESOLVED, that the forms of any resolutions required by any State authority to be filed in connection with any of the documents or instruments referred to in any of the preceding resolutions be, and the same hereby are, adopted as if fully set forth herein if (1) in the opinion of the Officers of the Company, the adoption of the resolutions is advisable and (2) the Secretary or any Assistant Secretary of the Company evidences such adoption by inserting into these minutes copies of such resolutions; and further

RESOLVED, that the officers of the Company, and each of them, are hereby authorized to prepare and to execute the necessary documents and to take such further actions as may be deemed necessary or appropriate, in their discretion, to implement the purpose of these resolutions.

2
49341362.2

Appendix 2

WRITTEN ACTION OF
THE BOARD OF DIRECTORS OF
DIRECTED SERVICES LLC

June 26, 2023

The undersigned, being all of the members of the Board of Directors of Directed Services LLC, a Delaware limited liability company (the “Company”), in lieu of a meeting of the Board of Directors of the Company (the “Board”), as permitted by Section 18-302(d) of the Delaware Limited Liability Company Act and the Limited Liability Company Agreement of the Company dated December 21, 2006, do hereby adopt the following resolutions, effective as of the date first written above, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board and do hereby direct that this written action be filed with the minutes of the proceedings of the Board.

Novation - Section 11 Application

WHEREAS, the Company is the principal underwriter/distributor of variable annuity and variable life insurance contracts (the “Variable Contracts”) issued by Venerable Insurance and Annuity Company (“VIAC”); and

WHEREAS, from time to time it may be necessary for VIAC, on behalf of itself and each of its separate accounts that support the Variable Contracts (the “Separate Accounts”), to seek approval of the SEC and other regulatory authorities to take certain actions in relation to the Variable Contracts and the Separate Accounts; and

WHEREAS, it may be necessary and prudent for the Company to join with VIAC and the Separate Accounts in seeking such approval from the SEC to take those certain actions in relation to the Variable Contracts and the Separate Accounts.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Senior Vice President, Vice President, and Secretary of the Company, or any one of the foregoing individually, as appropriate, (the "Officers"), are hereby authorized to take any and all action necessary for the ongoing development, support, and management of the Contracts and Separate Accounts including, but not limited to:
•	Applying for an Order of the U.S. Securities and Exchange Commission (“SEC”) approval of an offer of exchange pursuant to Section 11 of the Investment Company Act of 1940, as amended (the “1940 Act”);
•
Applying for an Order of SEC approval of mutual fund substitutions pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) from Section 17(a) of the 1940 Act permitting certain in-kind transactions associated with any such substitutions;

•
Applying for an order of approval under or exemption from the any other provisions of the Securities Act of 1933, as amended (the “1933 Act”), 1940 Act, or any other federal security law governing any Variable Contract or Separate Account for which the Company is the principal underwriter/distributor and taking any and all other actions which shall be deemed necessary or prudent in connection with such Acts;

•
Preparing and executing, or having prepared and executed, and filing with the requisite regulatory authority of all necessary documents to obtain approval of, or clearance with, or other appropriate actions required, of any regulatory authority that may be deemed necessary or prudent.

IN WITNESS WHEREOF, the undersigned have executed this written action effective as of the date first written above.

/s/ Kenneth L. Brown	/s/ David P. Wiland
Kenneth L. Brown	David P Wiland

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